Exhibit 99.11

CONSENT OF DONALD J. BIRAK

In connection with the filing of the annual report on Form 40-F of Franco-Nevada Corporation, I consent to references to my name and to the use of the technical report entitled “Palmarejo Project SW Chihuahua State, Mexico YE 2012 - Technical Report” and dated January 1, 2013 (the “Report”) in the 2012 Annual Information Form of Franco-Nevada Corporation dated March 19, 2013 (the “AIF”), which is filed as an exhibit to, and incorporated in, the Form 40-F.

I also consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-176856) and on Form F-10 (No. 333-176722) of the references to my name and the use of the Report. I also consent to reference to me under the heading “Experts” in the AIF which is filed as an exhibit to, and incorporated by reference in, this Annual Report on Form 40-F which is incorporated by reference in such Registration Statements.

DATED: March 19, 2013

(signed) Donald J. Birak
Name: Donald J. Birak